Exhibit 12.1

DIAMOND OFFSHORE DRILLING, INC.

Statement re Computation of Ratios

(In Thousands of Dollars)

Ratio of Earnings to Fixed Charges:

	Year Ended December 31,
	2014	2013	2012	2011	2010
Computation of Earnings:
Pretax income (loss) from continuing operations	$515,191	$774,240	$918,081	$1,179,271	$1,336,016
Less: Interest capitalized during the period and actual preferred dividend requirements of majority-owned subsidiaries and 50%-owned persons included in fixed charges but not deducted from pretax income from above	(60,603)	(74,237)	(37,674)	(11,212)	—
Add: Previously capitalized interest amortized during the period	5,082	3,400	3,400	3,400	3,400

Total earnings (losses), before fixed charge addition	459,670	703,403	883,807	1,171,459	1,339,416

Computation of Fixed Charges:
Interest, including interest capitalized	126,160	103,547	87,449	87,425	93,334

Total fixed charges	126,160	103,547	87,449	87,425	93,334

Total Earnings (Losses) and Fixed Charges	$585,830	$806,950	$971,256	$1,258,884	$1,432,750

Ratio of Earnings (Losses) to Fixed Charges (1)	4.64	7.79	11.11	14.40	15.35

(1)	For purposes of this ratio, fixed charges include (i) interest, whether expensed or capitalized, (ii) amortization of debt issuance costs, whether expensed or capitalized, and (iii) a portion of rent expense, which we believe represents the interest factor attributable to rent.